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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

(Check One)       [ ] Form 10-K   [ ] Form 20-F  [ ] Form 11-K   [X] Form 10-Q

                  [ ] Form N-SAR

For Period Ended June 30, 2001

[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For Transition Period Ended ___________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant:   RVM Industries, Inc.

Former Name if Applicable: Not Applicable

Address of Principal Executive Office (street and number):
753 West Waterloo Road

City, State and Zip Code:  Akron, Ohio 44314-1519

                                     PART II
                             RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)   The subject annual report, semi-annual report, transition
            report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day

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            following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

'
      (c) The accountant's statement or other exhibit required by RULE 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

The registrant has worked diligently to prepare its quarterly report on Form 10-Q for its fiscal quarter ended June 30, 2001, but it has been unable to complete the report by the prescribed filing date, August 14, 2001, because of the permanent shutdown of its subsidiary, Albex Aluminum, Inc., on August 10, 2001. The shut-down was announced in a press release issued that day, and the registrant also filed a Form 8-K including the press release. The shutdown requires changes to the registrant's financial statements that could not be completed by August 14, 2001. The Form 10-Q will be filed no later than August 20, 2001, within the time period prescribed by Rule 12b-25(b)(iii) promulgated under the Securities Exchange Act of 1934.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            James R. McCourt             330               753-4545
                (Name)               (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

(4) If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                              RVM INDUSTRIES, INC.
             (Exact name of registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2001                       By: /s/  James R. Mccourt
                                                ---------------------
                                                     James R. McCourt


                         PART IV, SECTION (4) STATEMENT

The registrant's Net Sales for First Quarter Fiscal Year 2002 were $13,403,925, a decrease of 36.6% from the First Quarter Fiscal Year 2001 of $21,137,608. Net Loss for the First Quarter Fiscal Year 2002 increased to $(1,732,848) from Fiscal Year 2001 Net Loss of $(146,178). The decreases in net sales were a result from the severe retraction in both the truck trailer market and the aluminum extrusion market. Per the Bureau of Census, overall truck trailer shipments from manufacturers in calendar year 2000 decreased by 20.1% with fourth quarter shipments lower than the prior fourth quarter by 34.1%. Industry analysts expect the market to remain at this low level of production through calendar year 2001. Albex, a subsidiary of the registrant, serves the truck trailer market with aluminum extrusion and, as a result, experienced similar decrease in sales.

The net loss increase resulted from the loss gross profit not being generated from the decreased net sales and the registrant's inability to reduce operating cost as fast as volume decreased. In addition, the registrant can not utilize the tax loss generated for the period until the registrant returns to profitability. The registrant has recorded an income tax valuation reserve for the tax effect of the loss.

As a result of the continuing loss, especially at Albex, the registrant announced a shutdown of Albex on August 10, 2001. Management is finalizing the effect on the registrant and is expected to record a substantial loss generated from the shutdown of Albex. In addition the registrant has not complied with certain bank covenants, which has resulted in a request from its lenders that the registrant secure replacement financing. The registrant has not yet been able to secure replacement financing.